                                                 Gary A. Miller
                                                 gmiller@eckertseamans.com
                                                 215.851.8472

March 6, 2008

Via Facsimile and EDGAR Correspondence

H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 3561
Washington, D.C. 20549

Re:	Advanced Communications Technologies, Inc.
Schedule 14A
File No. 000-30486
Amendment No. 2 Filed February 5, 2008

Dear Mr. Owings:

This letter sets forth the responses of the Company to comment of Mara Ranssom, Esquire, of the Staff, discussed telephonically with counsel and the Company’s CEO during the week of February 18, 2008.

The substance of this comment originates with Comment 7 in your December 6, 2007 letter, which requested tabular disclosure of certain information with a view to disclosing the total possible profit to be realized as a result of any conversion discounts for securities underlying certain securities, including our Preferred Stock. In Amendment No. 2 to our Schedule 14A, we presented this analysis as to certain securities. You have requested that we also present this analysis as to our Series C and Series D Preferred Stock

As background, we would like to emphasize that the terms of these series of preferred stock are not typical of the preferred stock customarily issued to hedge funds and similar investors by smaller struggling companies. The conversion price of these shares is not subject to anti-dilution protection based on the price of future security issuances, nor is the conversion price affected by changes in the market price of our Common Stock. These shares are held primarily by a private equity fund that generally is not in the business of trading the shares of its portfolio companies in the open market.

H. Christopher Owings, Assistant Director
March 6, 2008

We believe that it would be extremely difficult to present the requested information in any meaningful way, and that this disclosure would be of little benefit to stockholders. Any comparison of the purchase price paid by the investors for our Series C Preferred Stock to the market price of our securities prior to the investment would be of little value and potentially misleading, as the post-transaction Company has vastly different characteristics than the pre-transaction Company. The transaction involved the sale of more than two-thirds of our equity, and the simultaneous acquisition of Vance Baldwin, which had more than twice the assets and more than five times the revenues as we had prior to the transaction. Given the significant changes in the Company’s characteristics, we do not believe that comparison of the Series C Preferred Stock purchase price with the pre-transaction market price is meaningful. Finally, even if the pre-transaction market price was deemed relevant, given the large number of shares purchased as compared to the trading volume of our stock and the significant dilution that would result when the investor converts its preferred stock (over 25 times the current outstanding shares), it is highly doubtful the investor could realize the current market price of the stock for any substantial portion of its shares. Thus the trading price does not necessarily constitute fair market value for such a large block of shares. Rather, based on the extensive arms-length negotiations by management and analysis by our investment bankers, we believe that the purchase price paid for our Series C Preferred Stock at the time the investment closed represented fair value.

Presentation of this information regarding the Series D Preferred Stock presents the same issues as noted above. In addition, the Series D Preferred Stock was issued as part of the purchase price for Vance Baldwin and is subject to a two-year lock-up provision. While we believe we received fair value in our purchase of Vance Baldwin, it is very difficult to determine specifically the value paid for the Series D shares.

We have attached Table 3(b) hereto for your information. This table calculates the value ascribed to the Series C and D Preferred Stock assuming such Stock is converted within a minimum and maximum range utilizing the market price immediately prior to closing, adjusted for the substantial dilution that would occur upon such issuances. The dilution adjustment was calculated by reducing the pre-transaction market price by the same factor as the number of common shares increased on an as-converted basis in connection with the transaction, assuming the maximum and minimum number of shares issued on conversion. Note that while this table adjusts the market price for the dilution, no adjustment is made to the aggregate market value of the Company’s stock. As the table demonstrates, both the Series C and D Preferred Stock would be worth substantially less today than the purchase price paid, a result which, we believe, is inconsistent with the current growth rate of the Company. As described above, it would be extremely difficult and, we believe, meaningless to make stock price assumptions on the future value of the Series C and D Preferred Stock (and the resultant unrealized gain or loss) given the significant number of shares to be issued upon conversion of such Preferred Stock and the resulting decrease in the market price.

H. Christopher Owings, Assistant Director
March 6, 2008

In connection with the Staff’s request in the Comment Letter that the Company provide a statement containing certain acknowledgements, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 215-851-8472 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Very truly yours,

Gary A. Miller

GAM/maw
Enclosure

cc:    Wayne Danson, CEO

	Series C Preferred	Series D Preferred [1]	Total
Book value of the securities	$6,300,000	$633,962

Market price per share on date of the transaction	$0.00050	$0.00050
Fixed conversion price per share	N/A	N/A
Market price per share on date of the transaction, adjusted for dilution
Maximum	$0.00001944	$0.00002
Minimum	$0.00003390	$0.00003

Maximum/Minimum number of shares of common stock to be received upon conversion
Maximum common shares to be issued	98,581,027,585	9,920,103,405	108,501,130,990
Minimum common shares to be issued	57,628,805,837	6,359,040,644	63,987,846,481

Market value of the total number of underlying shares, calculated using the market price per share on date of the transaction, adjusted for dilution
Maximum	$1,916,427	$192,848	2,109,275
Minimum	$1,120,311	$123,621	1,243,932
Unrealized gain (loss)
Maximum	$(4,383,573)	$(441,114)
Minimum	$(5,179,689)	$(510,341)

[1]
The Series D Preferred stock is subject to a lock-up provision prohibiting any conversion before August 17, 2009 unless the Series C Preferred converts all or some of its stock into common shares before that date.

	VB Note Holder	ESCM Note Holder
Gross cash proceeds paid to holders of convertible notes	$23,920,755
Less Escrow amount	750,000
Cash paid to holders of convertible notes	23,170,755	$459,637

Aditional payments to holders of convertible notes
Value of preferred stock issued to holders of convertible notes
Shares of Series D Preferred (1)	198,113
Shares of Series A-2 Preferred (2)		275,814

Convertible notes issued	1,000,000	206,146

Net proceeds	$24,368,868	$941,597

Total possible profit to be realized as a result of any conversion discount	None	None

(1)
The value of Series D Preferred shares issued to the VB Noteholder represents 31.3% of the value of Series D Preferred shares issued and outstanding ($633,962), the proportionate amount of Series D Preferred shares issued to the VB Seller.

(2)	The value of Series D Preferred shares issued to the ESCM Noteholder represents the dollar amount of unpaid legal fees converted into shares of Series D Preferred.